Filed pursuant to Rule 433

Registration Statement No. 333-284683

September 10, 2025

Republic of Colombia Announces New Bonds Offering and Tender Offer

September 10, 2025

BOGOTÁ, COLOMBIA ––

New Bonds Offering

The Republic of Colombia (“Colombia”) announces today a global offering, (the “New Bonds Offering”) of (i) new global bonds to be denominated in euros due 2028 (the “2028 Bonds”), (ii) new global bonds to be denominated in euros due 2032 (the “2032 Bonds”) and (iii) new global bonds to be denominated in euros due 2036 (the “2036 Bonds” and together with the 2028 Bonds and the 2032 Bonds, the “New Bonds”, which intention to launch the New Bonds Offering was previously communicated on September 8, 2025. The New Bonds Offering may include 2028 Bonds that may be issued and sold to certain tendering holders in the Tender Offer (as described below). Banco Bilbao Vizcaya Argentaria, S.A., BNP PARIBAS and an affiliate of Citigroup Global Markets Limited will serve as Joint Book-Running Managers for the New Bonds Offering.

The New Bonds Offering is being made only by means of a preliminary prospectus supplement and an accompanying base prospectus for the 2028 Bonds, a preliminary prospectus supplement and an accompanying base prospectus for the 2032 Bonds and a preliminary prospectus supplement and accompanying base prospectus for the 2036 Bonds. Copies of the preliminary prospectus supplements and the related prospectus for the New Bonds Offering may be obtained by contacting any of the following: Banco Bilbao Vizcaya Argentaria, S.A. toll-free at +1 (800) 422-8692, BNP PARIBAS, by calling +1 (800) 854-5674 (U.S. toll free) or Citigroup Global Markets Limited toll-free at +1 (800) 831-9146.

Application will be made to have the New Bonds listed on the Luxembourg Stock Exchange and admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange. Application will also be made to the London Stock Exchange plc (the “London Stock Exchange”) for the New Bonds to be admitted to trading on the London Stock Exchange’s International Securities Market.

Tender Offer

Colombia also announces today that it has commenced an offer to purchase for cash (the “Tender Offer”) its outstanding 3.875% Global Bonds due 2026 (the “Old Bonds”) in an aggregate principal amount that will not result in an aggregate Purchase Price that exceeds an amount to be determined by Colombia in its sole discretion (the “Maximum Purchase Amount”), which intention to launch the Tender Offer was previously communicated on September 8, 2025. The Tender Offer is made on the terms and subject to the conditions contained in the Offer to Purchase, dated Wednesday, September 10, 2025 (the “Offer to Purchase”), including the pricing of the issue of the New Bonds in an amount and on terms and subject to conditions acceptable to Colombia, which is expected to occur today. All capitalized terms used but not defined under the heading “Tender Offer” in this communication have the respective meanings specified in the Offer to Purchase.

The tender period (the “Tender Period”) will commence at or around 8:30 a.m., London time, on Wednesday, September 10, 2025, and, unless extended or earlier terminated by Colombia in its sole discretion, the Tender Period will expire (i) at 1:00 p.m., London time on Wednesday, September 10, 2025 for Simple Tenders and (ii) at 2:00 p.m., London time on Wednesday, September 10, 2025 for Reinvestment Tenders (as defined below). Holders will only be allowed to submit Tender Orders during the Tender Period, as such may be terminated or extended.

Colombia expects to announce the Maximum Purchase Amount, the aggregate principal amount of Reinvestment Tenders and of Simple Tenders of Old Bonds that have been accepted and whether any proration has occurred for any Old Bonds on Thursday, September 11, or as soon as possible thereafter. The settlement of the Tender Offer is scheduled to occur on Tuesday, September 16, 2025 (the “Settlement Date”) but is subject to change without notice.

The Purchase Price to be paid for the Old Bonds that are tendered and accepted pursuant to the Tender Offer will be the fixed price identified for Old Bonds set forth in the table below. Holders of the Old Bonds participating in the Tender Offer will also receive any accrued and unpaid interest on their Old Bonds up to (but excluding) the Settlement Date (“Accrued Interest”).

Old Bonds

Old Bonds	Outstanding Principal Amount as of September 10, 2025	ISIN	Common Code	Fixed Purchase Price (per €1,000 Principal Amount)
3.875% Global Bonds due 2026	€1,350,000,000	XS1385239006	138523900	€1,006.00

During the Tender Period, a holder of Old Bonds may place orders to tender Old Bonds (“Tender Orders”) only through any of the Dealer Managers. If a holder does not have an account with a Dealer Manager and desires to tender its Old Bonds, it may do so through a broker, dealer, commercial bank, trust company, other financial institution or other custodian, in each case that has an account with a Dealer Manager. Holders will NOT be able to submit tenders through Euroclear Bank SA/NV, Clearstream Banking, S.A. or the Depository Trust Company (“DTC”) system. Citigroup Global Markets Inc., as the billing and delivering bank for the Tender Offer (in such capacity, the “Billing and Delivering Bank”), will consolidate all Tender Orders and accept Old Bonds for purchase pursuant to the terms and conditions in the Offer to Purchase on behalf of Colombia, subject to proration at Colombia’s sole discretion and other terms and conditions as described in the Offer to Purchase, on Thursday, September 11, 2025 or as soon as possible thereafter. Failure to deliver Old Bonds on time may result, in Colombia’s sole discretion, in any of the following: (i) the cancellation of a holder’s tender and the holder becoming liable for any damages resulting from that failure, and/or (ii) the delivery of a buy-in notice for the purchase of such Old Bonds, executed in accordance with customary brokerage practices for corporate fixed income securities, and/or (iii) in the case of Reinvestment Tenders, the cancellation of a holder’s tender and the holder remaining obligated to purchase its allocation of 2028 Bonds in respect of its related Indication of Interest for the 2028 Bonds.

Tender Orders for Old Bonds may be subject to proration at Colombia’s sole discretion. Tender Orders made by holders who have submitted an equivalent-sized Indication of Interest for the 2028 Bonds prior to the pricing of the New Bonds Offering at terms that are acceptable to Colombia (the “Reinvestment Tenders”) are intended to be accepted before any Simple Tender Orders. To the extent proration occurs, the Billing and Delivering Bank will accept Old Bonds with appropriate adjustments to avoid the purchase of Old Bonds in principal amounts other than Permitted Tender Amounts.

Below is a simplified timeline for the Tender Offer. All times below refer to London time. For more information, please refer to the Offer to Purchase.

At or around 8:30 a.m., Wednesday, September 10, 2025	Announcement and Commencement of the Tender Offer

1:00 p.m. on Wednesday, September 10, 2025	Expiration of Offer for Simple Tenders.

2:00 p.m. on Wednesday, September 10, 2025	Expiration of Offer for Reinvestment Tenders.

At or around 5:00 p.m. on Wednesday, September 10, 2025	Colombia expects to announce the pricing terms for the New Bonds Offering.

Thursday, September 11, 2025, or as soon as possible thereafter	Expected announce of the Maximum Purchase Amount and whether any proration has occurred.

Thursday, September 11, 2025, or as soon as possible thereafter	The Billing and Delivering Bank will write purchase tickets for all holders whose tenders are accepted for purchase.

Tuesday, September 16, 2025, subject to change without notice	Subject to pricing of the New Bonds Offering and the other terms and conditions set forth herein, and subject to any proration applicable to Tender Orders, the Billing and Delivering Bank will settle purchases of Old Bonds that were accepted for purchase

Each holder submitting Tender Orders shall be deemed to represent to Colombia, the Dealer Managers and the Billing and Delivering Bank that such holder held, from the time of its submission of its Tender Order through the Expiration Time, at least the amount of Old Bonds that are being tendered.

All Old Bonds that are tendered pursuant to Tender Orders and are accepted by Colombia will be purchased on behalf of Colombia by the Billing and Delivering Bank directly or, if the tendering holder does not have an account with the Billing and Delivering Bank, through the Dealer Manager with which such holder placed a Tender Order, or through the broker, dealer, commercial bank, trust company, other financial institution, or other custodian that has an account with a Dealer Manager, with which such holder placed a Tender Order. There is no letter of transmittal for the Tender Offer. If a holder holds Old Bonds through Euroclear or Clearstream, the latest process it can use to deliver its Old Bonds is the overnight process, one day prior to the Settlement Date; holders may not use the optional daylight process. Holders will not have withdrawal rights with respect to the Tender Offer after the expiration of the Simple Tender Period or the Reinvestment Tender Period, as applicable. Old Bonds accepted for purchase will be settled on a delivery versus payment basis in accordance with customary brokerage practices for corporate fixed income securities.

Colombia may, but is not required to, issue and sell 2028 Bonds to holders who validly tender their Old Bonds pursuant to the Tender Offer and place firm orders for 2028 Bonds in the New Bonds Offering during the Tender Period (as well as investors that are not participating in the Tender Offer). If Colombia determines to issue and sell 2028 Bonds to such holders, the scheduled settlement date for the New Bonds Offering is expected to occur on Friday, September 19, 2025.

The Tender Offer is subject to Colombia’s right, at its sole discretion and subject to applicable law, to extend, terminate, withdraw, or amend the Tender Offer at any time. Colombia reserves the right, in its sole discretion, not to accept tenders for any reason.

The Offer to Purchase may be downloaded from the Information Agent’s website at www.dfking.com/colombia or obtained from the Information Agent, D.F. King & Co., Inc., at +1 (877) 478-5045 or from any of the Dealer Managers.

The Dealer Managers for the Tender Offer are:

Banco Bilbao Vizcaya Argentaria, S.A.	BNP PARIBAS	Citigroup Global Markets Inc.

Attention: Liability Management

One Canada Square, 44th Floor

Canary Wharf, London E14 5AA

United Kingdom

Collect: +1 (212) 728-2446

+44 (0) 207 397 6061 / 6029

Toll-Free: +1 (800) 422-8692

Email:

liabilitymanagement@bbva.com

Attention: Liability Management Group

16, boulevard des Italiens

75009 Paris, France

Europe

+33 1 55 77 78 94

United States of America

Collect: +1 (212) 841-3059

Toll-Free: +1 (888) 210-4358

E-mail:

dl.us.liability.management@us.bnpparibas.com

Attention: Liability Management

388 Greenwich Street

New York, New York 10013

United States of America

U.S. Call Collect: +1 (212) 723-6106

U.S. Toll Free: +1 (800) 558-3745

Europe: +44 20 7986 8969

Email:

ny.liabilitymanagement@citi.com

The Billing and Delivering Bank for this Tender Offer is: Citigroup Global Markets Inc.

Questions regarding the Tender Offer may be directed to the Dealer Managers at the above contact.

*     *     *

Colombia has filed a registration statement (including the prospectus) and the preliminary prospectus supplements with the SEC for the New Bonds Offering. Before you invest, you should read the prospectus in that registration statement and other documents Colombia has filed with the SEC for more complete information about Colombia and the New Bonds Offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov/. Alternatively, the Joint Book-Running Managers or the Dealer Managers, as the case may be, will arrange to send you the preliminary prospectus supplements and the accompanying prospectus for the New Bonds Offering if you request it by calling any one of them at the numbers specified above.

A preliminary prospectus supplement along with the accompanying prospectus is available from the Securities and Exchange Commission’s website at:

2028 Bonds:

https://www.sec.gov/Archives/edgar/data/917142/000119312525198181/d76143d424b3.htm

2032 Bonds:

https://www.sec.gov/Archives/edgar/data/917142/000119312525198189/d90472d424b3.htm

2036 Bonds:

https://www.sec.gov/Archives/edgar/data/917142/000119312525198196/d921619d424b3.htm

Important Notice

The distribution of materials relating to the New Bonds Offering and the Tender Offer and the transactions contemplated by the New Bonds Offering and the Tender Offer may be restricted by law in certain jurisdictions. Each of the New Bonds Offering and the Tender Offer is void in all jurisdictions where it is prohibited. If materials relating to the New Bonds Offering or the Tender Offer come into a holder’s possession, the holder is required by Colombia to inform itself of and to observe all of these restrictions. The materials relating to the New Bonds Offering or the Tender Offer, including this communication, do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the New Bonds Offering or the Tender Offer be made by a licensed broker or dealer and a Dealer Manager or any affiliate of a Dealer Manager is a licensed broker or dealer in that jurisdiction, the New Bonds Offering or the Tender Offer, as the case may be, shall be deemed to be made by the Dealer Manager or such affiliate on behalf of Colombia in that jurisdiction. Owners who may lawfully participate in the Tender Offer in accordance with the terms thereof are referred to as “holders.”

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of the New Bonds or the Tender Offer in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. The offering of the New Bonds and the Tender Offer will be made only by means of the New Bonds Offering prospectus supplements and the accompanying prospectus and an offer to purchase in Canada, under applicable exemptions from any prospectus or registration requirements.

The New Bonds may be sold and the Tender Offer is made in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations, and who are not individuals. Any resale of the New Bonds must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable Canadian securities laws.

The New Bonds and the Old Bonds will not be registered under Chilean Law No. 18,045, as amended, with the Comisión para el Mercado Financiero de Chile (Financial Market Commission of Chile or “CMF”) and, accordingly, the New Bonds and the Old Bonds cannot and will not be offered or sold to persons in Chile except in circumstances which have not resulted and will not result in a public offering under Chilean law, and in compliance with Norma de Carácter General (Rule) No. 336, dated June 27, 2012, issued by the CMF.

The New Bonds may not be offered, sold or negotiated in Colombia, except in compliance with Part 4 of Decree 2555 of 2010. The Offer to Purchase and the New Bonds Offering prospectus supplements and the accompanying prospectus do not constitute and may not be used for, or in connection with, a public offering as defined under Colombian law.

The New Bonds are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of the following:

(a) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(b) a customer within the meaning of Directive (EU) 2016/97 as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II.

Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the New Bonds or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the New Bonds or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

The Old Bonds and New Bonds may not be offered or sold and will not be offered or sold in Hong Kong by means of any document other than (a) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong) (the “CWUMPO”), or (b) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) (the “SFO”) and any rules made thereunder, or (c) in other circumstances which do not result in the document being a “prospectus” as defined in the CWUMPO.

No advertisement, invitation or document relating to the Old Bonds or New Bonds has been or will be issued, or has been or will be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Old Bonds or New Bonds which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

The Old Bonds and the New Bonds, and the Offer to Purchase and the New Bonds Offering prospectus supplements and the accompanying prospectus, and any other documents or materials related to such offers have not and will not be registered with the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa or “CONSOB”) pursuant to applicable Italian laws and regulations. The Tender Offer and the New Bonds Offering are being carried out pursuant to the exemptions provided for, with respect to the Tender Offer, in Article 101 bis, paragraph 3 bis of Legislative Decree No. 58 of 24 February 1998, as amended (the “Consolidated Financial Act”) and Article 35 bis, paragraph 4, of CONSOB Regulation No. 11971 of 14 May 1999, as amended; and, with respect to the New Bonds Offering, in article 1, paragraph 4, letter c), of Regulation (EU) 2017/1129.

Holders or beneficial owners of the Old Bonds that are resident and/or located in Italy can tender the Old Bonds for purchase, and the New Bonds can be offered, sold and delivered, through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Regulation (EU) 2017/1129, the Consolidated Financial Act, the CONSOB Regulation No. 20307 of 15 February 2018, as amended, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with any other applicable laws and regulations or with any requirements imposed by CONSOB or any other Italian authority. Each intermediary must comply with the applicable laws and regulations concerning information duties vis à vis its clients in connection with the bonds or the relevant offering.

The New Bonds have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended, the “Financial Instruments and Exchange Act”) and each Joint Book-Running Manager has represented and agreed that it has not offered or sold, and will not offer or sell any New Bonds, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (as defined under Article 6, Paragraph 1, Item 5 of the Foreign Exchange and Foreign Trade Act of Japan (Act No. 228 of 1949, as amended)), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan.

Neither the Offer to Purchase or the New Bonds Offering prospectus supplements and accompanying prospectus, nor any other documents or materials relating to the Tender Offer or the New Bonds Offering have been approved by or will be submitted for the approval of, the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores; the “CNBV”) and, the New Bonds have not been and will not be registered with the Mexican National Securities Registry (Registro Nacional de Valores) maintained by the CNBV, and therefore the Old Bonds and New Bonds have not and may not be offered or sold publicly in Mexico. However, investors that qualify as institutional or qualified investors pursuant to the private placement exemption set forth in article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores), may be contacted in connection with, and may participate in the Tender Offer and New Bonds Offering, and can be offered with or purchase New Bonds. The participation in the Tender Offer or the acquisition of New Bonds will be made under such investor’s own responsibility.

Neither the New Bonds Offering nor the Tender Offer is intended for any person who is not qualified as an institutional investor, in accordance with provisions set forth in Resolution SMV No. 021-2013-SMV-01 issued by Superintendencia del Mercado de Valores (Superintendency of Capital Markets) of Peru, and as subsequently amended. No legal, financial, tax or any other kind of advice is hereby being provided.

The New Bonds Offering prospectus supplements and accompanying prospectus, and the Offer to Purchase have not been and will not be registered as a prospectus with the Monetary Authority of Singapore. Neither the New Bonds Offering nor the Tender Offer constitutes an offering of securities in Singapore pursuant to the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”). Each Joint Book-Running Manager has represented and agreed that it has not offered or sold or caused the New Bonds to be made the subject of an invitation for subscription or purchase and will not offer or sell such New Bonds or cause such New Bonds to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, the New Bonds Offering prospectus supplements and accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such New Bonds, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018 of Singapore or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the New Bonds are subscribed or purchased in reliance on an exemption under Sections 274 or 275 of the SFA, the New Bonds shall not be sold within the period of six months from the date of the initial acquisition of the bonds, except to any of the following persons:

•	an institutional investor (as defined in Section 4A of the SFA);

•	a relevant person (as defined in Section 275(2) of the SFA); or

•	any person pursuant to an offer referred to in Section 275(1A) of the SFA,

unless expressly specified otherwise in Section 276(7) of the SFA or Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

Where the New Bonds are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the New Bonds pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor or to a relevant person as defined in Section 275(2) of the SFA, or (in the case of such corporation) where the transfer arises from an offer referred to in 276(3)(i)(B) of the SFA or (in the case of such trust) where the transfer arises from an offer referred to in Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

The New Bonds Offering prospectus supplements and accompanying prospectus is not intended to constitute an offer or solicitation to purchase or invest in the New Bonds described therein in Switzerland, except as permitted by law. The New Bonds may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and will not be admitted to any trading venue (exchange or multilateral trading facility) in Switzerland.

Neither the New Bonds Offering prospectus supplements and accompanying prospectus nor any other offering or marketing material relating to the New Bonds constitutes a prospectus as such term is understood pursuant to the FinSA, and neither the New Bonds Offering prospectus supplements and accompanying prospectus nor any other offering or marketing material relating to the New Bonds may be publicly distributed or otherwise made publicly available in Switzerland.

Neither the communication of the Offer to Purchase nor the New Bonds Offering prospectus supplements and accompanying prospectus nor any other offer material relating to the Tender Offer or the New Bonds Offering has been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”). The Offer to Purchase and the New Bonds Offering prospectus supplements and accompanying prospectus are only being distributed to and are only directed at (i) persons who are outside the United Kingdom (“UK”); (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”); or (iii) high net worth entities and other persons to whom it may be lawfully communicated falling within Article 49(2)(a) to (d) of the Order (all such other persons together being referred to as “relevant persons”). Any investment or investment activity to which the Offer to Purchase and the New Bonds Offering prospectus supplements and accompanying prospectus relate is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on the Offer to Purchase or the New Bonds Offering prospectus supplements and accompanying prospectus or any of its contents. The New Bonds will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the New Bonds will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on the New Bonds Offering prospectus supplements and accompanying prospectus or any of its contents.

The New Bonds are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, “EUWA”); or (ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA. Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the New Bonds or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the New Bonds or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

Contact information:

D.F. King & Co., Inc.

28 Liberty Street, 53rd Floor

New York, New York 10005

Toll Free: 1 (877) 478-5045

Email: colombia@dfking.com

Website: www.dfking.com/colombia